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                                                                       Exhibit 8


                              FORM OF TAX OPINION




                            _______________ __, 1998


Board of Directors
St. Paul Bancorp, Inc.
6700 West North Avenue
Chicago, Illinois  60707

Board of Directors
Beverly Bancorporation, Inc.
16345 South Harlem Avenue, Suite 3E
Tinley Park, Illinois  60477

Dear Board Members:

     On March 15, 1998, St. Paul Bancorp, Inc., a Delaware corporation
("St. Paul") and Beverly Bancorporation, Inc., a Delaware corporation ("Beverly") entered into an agreement and plan of merger (the "Merger Agreement") pursuant to which Beverly will be merged with and into St. Paul (the "Merger"), with St. Paul surviving. On _________ __, 1998, St. Paul Federal Bank for Savings, a federally chartered savings bank and a wholly owned subsidiary of St. Paul ("St. Paul Bank") and Beverly National Bank, a National banking association ("Beverly Bank") entered into the articles of combination and bank merger agreement (the "Bank Merger Agreement") pursuant to which Beverly Bank will be merged with and into St. Paul Bank (the "Bank Merger").
You have requested that we render to you our opinion with respect to certain Federal income tax consequences of the Merger.


                               Documents Reviewed

     In connection with the preparation of this opinion, we have examined and relied upon the following documents (including all exhibits and schedules thereto) (the "Reviewed Documents"): (1) the Merger Agreement; (2) representations and certifications made to us by St. Paul; (3) representations and certifications made to us by Beverly; (4) the covenants and agreements made by certain holders of Beverly Common Stock in paragraph 2(h) of that certain Beverly Bancorporation,
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St. Paul Bancorp, Inc.
Beverly Bancorporation, Inc.
_________ __, 1998
Page 2


Inc. Stockholder Agreement, the form of which is attached to the Merger Agreement as Exhibit D thereto; (5) the Registration Statement on Form S-4 of St. Paul (No. 333-_______) as filed with the Securities and Exchange Commission (the "SEC") on _____ __, 1998, as amended by Pre-Effective Amendment No. 1 thereto filed with the SEC on _____ __, 1998 (the "Registration Statement"); and
(6) such other instruments and documents related to the formation, organization and operation of St. Paul and Beverly or to the consummation of the Merger as we have deemed necessary or appropriate./1/


                                   The Merger

     Based solely upon our review of the documents set forth above, and upon such information as St. Paul, Beverly, St. Paul Bank, and Beverly Bank have provided to us (which we have not attempted to verify in any respect), and in reliance upon such documents and information, we understand that the proposed transaction and the relevant facts with respect thereto are as follows:

     St. Paul is a Delaware corporation and the holding company of St. Paul Bank, its wholly owned federal savings bank subsidiary, both of which are headquartered in Chicago, Illinois. Deposits in St. Paul Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") to applicable limits.
Through St. Paul Bank, St. Paul provides checking, savings, mortgage and consumer loan products through 54 Chicago-area branches. St. Paul also operates the second largest network of automated teller machines in its market. In addition to its banking and related operations, St. Paul also operates other financial services subsidiaries: Investment Network, Inc. is a discount brokerage operation; Annuity Network, Inc. offers a variety of annuity products; SPF Insurance Agency is an independent insurance agent and St. Paul Financial Development Corp. engages in real estate development projects. St. Paul, as a holding company, is regulated by the Office of Thrift Supervision (the "OTS"). St. Paul has one class of equity securities outstanding, its Common Stock, par value $.01 per share ("St. Paul Common Stock"), which Common Stock is quoted on The Nasdaq Stock Market. St. Paul Bank, as a federal savings bank, also is regulated by the OTS and as to certain matters by the FDIC and the Federal Reserve Board.

-----------------

/1/ All capitalized terms used herein and not otherwise defined shall have the same meaning as they have in the Registration Statement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code").
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St. Paul Bancorp, Inc.
Beverly Bancorporation, Inc.
_________ __, 1998
Page 3


     Beverly is a Delaware corporation and the holding company of Beverly
Bank, its wholly owned national bank subsidiary, and Beverly Trust Company ("Beverly Trust"), an Illinois state-chartered trust company, each of which is headquartered in Tinley Park, Illinois. Deposits at Beverly Bank are FDIC-insured. Beverly Bank is engaged primarily in the business of attracting deposits from the public and using such deposits, with other funds, to make various types of loans and investments. In addition to traditional consumer banking products and services, Beverly Bank offers commercial banking services, including deposit and lending products. Beverly Trust provides a wide array of trust services for individuals and corporations, primarily in the areas of personal living trusts and corporate employee benefit plans. Beverly has one class of equity securities outstanding, its Common Stock, par value $.01 per share ("Beverly Common Stock"), which Common Stock is quoted on The Nasdaq Stock Market. Beverly, as a holding company, is regulated primarily by the Federal Reserve Board at the federal level and by the Illinois Commissioner. Beverly Bank, as a national bank, is regulated by the Office of the Comptroller of the Currency, the FDIC and as to certain matters, the Federal Reserve Board.

     The purpose of the Merger is to enable St. Paul to acquire the assets and business of Beverly, including Beverly Bank and Beverly Trust Company. The Merger will result in an expansion of St. Paul's primary market area to include Beverly's banking offices and trust offices. The expanded operations of St. Paul will include Beverly Bank's commercial banking and lending businesses. The addition of Beverly Trust Company's trust offices will strengthen St. Paul's franchise by increasing market share and by the addition of trust and investment management services, which will expand St. Paul's ability to address the financial needs of its consumer and business banking customers. The combination of Beverly's commercial and trust businesses with St. Paul's banking and related financial services is expected to present opportunity for expansion of each company's operations into the customer base of the other. St. Paul expects to achieve reductions in the current operating expenses of Beverly Bank upon the consolidation of Beverly Bank's operations into St. Paul Bank, which could result in the closing of certain of Beverly Bank's or St. Paul's existing banking offices as well as certain reductions in administrative and support personnel.

     The Merger Agreement provides for Beverly to be acquired by St. Paul through a merger of Beverly with and into St. Paul. As part of the Merger (except as described below), each issued and outstanding share of Beverly Common Stock will be converted into the right to receive 1.0630 shares of St. Paul Common Stock (the "Exchange Ratio"). Based on the 5,777,567 outstanding shares of Beverly Common Stock on May __, 1998, a total of approximately 6,141,554 shares of St.
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St. Paul Bancorp, Inc.
Beverly Bancorporation, Inc.
_________ __, 1998
Page 4


Paul Common Stock would be issued in the Merger. Cash will be paid in lieu of fractional shares. The Merger Agreement also provides that each outstanding stock option to purchase Beverly Common Stock (527,728 options as of May __, 1998) will be converted into the right to receive options to purchase 1.0630 shares of St. Paul Common Stock (a total of 560,976 shares). In connection with the Merger Agreement, Beverly has granted St. Paul an irrevocable option (the "Option") to purchase up to 1,155,512 newly issued shares of Beverly Common Stock at a purchase price of $21.83 per share (which price is subject to adjustment) upon the occurrence of certain events.

     Shares of Beverly Common Stock held as treasury stock or held, directly or indirectly, by St. Paul, Beverly or any of their subsidiaries (other than shares held in a fiduciary capacity or in respect of a debt previously contracted) will be canceled.

     Certificates representing fractions of shares of St. Paul Common Stock will not be issued. Under the Merger Agreement, in lieu of a fractional share of St. Paul Common Stock, each Beverly shareholder will be entitled to receive an amount of cash equal to (i) the fraction of a share of the St. Paul Common Stock to which such holder would otherwise be entitled, multiplied by (ii) the actual market value of the St. Paul Common Stock, which shall be deemed to be the average of the daily closing prices per share for St. Paul Common Stock for the fifteen consecutive trading days on which shares of St. Paul Common Stock are actually traded (as reported on The Nasdaq Stock Market) ending on the third trading day preceding the closing date.

     As of __________ __, 1998, there were outstanding options (the
"Beverly Options") to purchase 527,728 shares of Beverly Common Stock, at an average exercise price of $___ per share. Under the Merger Agreement, shares of Beverly Common Stock issued prior to consummation of the Merger upon the exercise of outstanding Beverly Options will be converted into St. Paul Common Stock at the Exchange Ratio, and each Beverly Option that is not exercised immediately before the time at which the Merger becomes effective (the "Effective Time") will be converted automatically into an option to purchase shares of St. Paul Common Stock, with adjustment in the number of shares and exercise price to reflect the Exchange Ratio.

     Neither the holders of St. Paul Common Stock nor Beverly Common Stock have dissenters' rights in connection with the Merger.
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St. Paul Bancorp, Inc.
Beverly Bancorporation, Inc.
_________ __, 1998
Page 5

     The Bank Merger Agreement provides for the merger of Beverly Bank with and into St. Paul Bank. St. Paul Bank will be the surviving institution and will remain headquartered in Chicago, Illinois as an FDIC-insured federally chartered savings bank. Beverly Trust will become a wholly owned subsidiary of St. Paul and change its name to "St. Paul Trust Company." As a result of the Merger, St. Paul will remain a savings association holding company, which means that, among other things, it will not be subject to bank holding company regulatory capital requirements, and it will be able to continue to engage in non-banking activities such as insurance and annuity sales, and real estate development.

                        Assumptions and Representations

     In connection with rendering this opinion, we have assumed or obtained representations (and are relying thereon, without any independent investigation or review thereof) that:

     1.  All information contained in the Reviewed Documents is accurate.

     2. The information presented in the Reviewed Documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion.

     3. There has been (or will be by the Effective Time) due execution and delivery of the Reviewed Documents where due execution and delivery are prerequisites to effectiveness thereof.

     4. All of the Reviewed Documents are authentic, all copies of original documents conform to the originals, and all such original documents are authentic.

     5. All of the obligations imposed by the Reviewed Documents have been and will continue to be performed or satisfied in accordance with their terms.

     6.  The Merger will be effective under the applicable state law.

     7. All representations made in the exhibits hereto are true, correct, and complete in all material respects. Any representation or statement made "to the best of knowledge" or similarly qualified is correct without such qualification.
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St. Paul Bancorp, Inc.
Beverly Bancorporation, Inc.
_________ __, 1998
Page 6


                   Opinion - Federal Income Tax Consequences

     Based upon and subject to the assumptions and qualifications set forth herein, it is our opinion that for Federal income tax purposes the following will result:

     (a) For federal income tax purposes, the Merger will qualify as a tax-free reorganization under the provisions of Code Section 368(a).

     (b) No gain or loss will be recognized to the Beverly shareholders on the exchange of their Beverly Common Stock solely for St. Paul Common Stock in the Merger (Code Section 354(a)(1)).

     (c) The tax basis of the St. Paul Common Stock to be received by the shareholders of Beverly in the Merger will be the same as the basis of the Beverly Common Stock to be surrendered in exchange therefor (Code Section 358(a)(1)).

     (d) The holding period of the St. Paul Common Stock received by the shareholders of Beverly in the Merger will include the period during which Beverly Common Stock surrendered was held, provided the Beverly Common Stock surrendered was held as a capital asset by the shareholders of Beverly at the Effective Time (Code Section 1223(1)).

     (e) The payment of cash to a Beverly shareholder in lieu of fractional share interests of St. Paul Common Stock will be treated for Federal income tax purposes as if the fractional shares were distributed as part of the exchange and then redeemed by St. Paul. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed, as provided in Code Section 302(a).

     (f) Neither St. Paul, nor Beverly will recognize any gain or loss as a result of the Merger.

     Our opinion set forth herein is based upon the description of the Merger as set forth above in the section captioned "The Merger," in the Merger Agreement, and in the Registration Statement. For purposes of rendering our opinion, we have not made an independent investigation of the facts set forth in any of the Reviewed Documents. If the actual facts relating to any aspect of the Merger differ from this description in any material respect, our opinion may become inapplicable. Our opinion is not intended to address the tax consequences to a
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St. Paul Bancorp, Inc.
Beverly Bancorporation, Inc.
_________ __, 1998
Page 7


holder of a Beverly Option who receives an option to purchase shares of St. Paul Common Stock in exchange therefor pursuant to the Merger.

     Our opinion is based upon the Code, Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and legislative history as of the date hereof. These provisions and interpretations are subject to changes, which may or may not be retroactive in effect, that might result in material modifications of our opinion.

     We hereby consent to the use of this opinion letter as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. In addition, we hereby consent to making this opinion letter available to the shareholders of Beverly


                                    Sincerely yours,



                                    HOGAN & HARTSON L.L.P.